Exhibit 99.2

Financial Information for the Years Ended December 31, 2023 and 2022 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary of Kenon’s consolidated financial information

Appendix B: Summary of OPC’s consolidated financial information

Appendix C: Definition of OPC’s Adjusted EBITDA and non-IFRS reconciliation

Appendix D: Summary of financial information of OPC’s subsidiaries

Appendix E: Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Financial Position as of December 31, 2023 and 2022

	December 31,	December 31,
	2023	2022
	$ millions
Current assets
Cash and cash equivalents	697	535
Short-term deposits and restricted cash	1	46
Trade receivables	68	74
Short-term derivative instruments	3	3
Other investments	216	345
Other current assets	111	59
Total current assets	1,096	1,062
Non-current assets
Investment in ZIM (associated company)	-	427
Investment in OPC’s associated companies	703	652
Long-term restricted cash	16	15
Long-term derivative instruments	14	16
Deferred taxes, net	16	6
Property, plant and equipment, net	1,715	1,223
Intangible assets, net	321	221
Long-term prepaid expenses and other non-current assets	52	23*
Right-of-use assets, net	175	127*
Total non-current assets	3,012	2,710
Total assets	4,108	3,772
Current liabilities
Current maturities of loans from banks and others	170	39
Trade and other payables	182	134
Short-term derivative instruments	2	1
Current tax liabilities	-	1
Deferred taxes	-	1
Current maturities of lease liabilities	5	17
Total current liabilities	359	193
Non-current liabilities
Long-term loans from banks and others	906	610
Debentures	454	513
Deferred taxes, net	137	98
Other non-current liabilities	110	42
Long-term derivative instruments	16	-
Long-term lease liabilities	56	20
Total non-current liabilities	1,679	1,283
Total liabilities	2,038	1,476
Equity
Share capital	50	50
Translation reserve	(4)	1
Capital reserve	70	42
Accumulated profit	1,087	1,505
Equity attributable to owners of the Company	1,203	1,598
Non-controlling interests	867	698
Total equity	2,070	2,296
Total liabilities and equity	4,108	3,772

* Reclassified

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Profit or Loss for the Years Ended December 31, 2023 and 2022

	For the year ended December 31,
	2023	2022
	$ millions
Revenue	692	574
Cost of sales and services (excluding depreciation and amortization)	(494)	(417)
Depreciation and amortization	(78)	(57)
Gross profit	120	100
Selling, general and administrative expenses	(86)	(100)
Other income	8	3
Operating profit	42	3
Financing expenses	(66)	(50)
Financing income	39	45
Financing expenses, net	(27)	(5)
Losses related to ZIM	(1)	(728)
Share in (losses)/profit of associated companies, net
- ZIM	(266)	1,033
- OPC’s associated companies	66	85
(Loss)/profit before income taxes	(186)	388
Income tax expense	(25)	(38)
(Loss)/profit for the period	(211)	350
Attributable to:
Kenon’s shareholders	(236)	313
Non-controlling interests	25	37
(Loss)/profit for the period	(211)	350

Basic/diluted (loss)/profit per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted (loss)/profit per share	(4.42)	5.80

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows for the Years Ended December 31, 2023 and 2022

	For the year ended December 31,
	2023	2022
	$ millions
Cash flows from operating activities
(Loss)/profit for the period	(211)	350
Adjustments:
Depreciation and amortization	91	63
Financing expenses, net	27	5
Losses related to ZIM	1	728
Share in losses/(profit) of associated companies, net	200	(1,118)
Share-based payments	(2)	20
Other expenses, net	5	-
Income tax expense	25	38
	136	86
Change in trade and other receivables	(3)	(29)
Change in trade and other payables	(9)	(11)
Cash generated from operating activities	124	46
Income taxes paid, net	(2)	(2)
Dividends received from associated companies
- ZIM	151	727
- OPC’s associated company	4
Net cash provided by operating activities	277	771

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows for the Years Ended December 31, 2023 and 2022

	For the year ended December 31,
	2023	2022
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	50	(46)
Short-term collaterals deposits, net	30	(19)
Investment in long-term deposits, net	-	13
Investment in associated companies, less cash acquired	(8)	(3)
Acquisition of subsidiary, less cash acquired	(327)	-
Acquisition of property, plant and equipment, intangible assets and payment of long-term advance deposits and prepaid expenses	(332)	(281)
Proceeds from sale of interest in ZIM	-	464
Proceeds from distribution from associated company	3	4
Proceeds from sale of subsidiary, net of cash disposed off	2	-
Proceeds from sale of other investments	194	309
Purchase of other investments	(50)	(651)
Long-term loans to an associate	(24)	-
Interest received	28	6
Proceeds from transactions in derivatives, net	2	1
Net cash used in investing activities	(432)	(203)

Cash flows from financing activities
Repayment of long-term loans, debentures and lease liabilities	(168)	(56)
Proceed from short-term loans from banking corporations	62	102
Proceed from Veridis transaction	129	-
Proceeds from issuance of share capital by a subsidiary to non-controlling interests, net of issuance expenses	-	193
Investments from holders of non-controlling interests in the capital of a subsidiary	64	37
Tax equity investment	82	-
Receipt from long-term loans	392	-
Proceeds from/(payment) in respect of derivative financial instruments, net	2	(1)
Repurchase of shares	(28)	-
Costs paid in advance in respect of taking out of loans	(20)	(3)
Cash distribution and dividends paid	(150)	(741)
Interest paid	(41)	(25)
Net cash provided by/(used in) financing activities	324	(494)

Increase in cash and cash equivalents	169	74
Cash and cash equivalents at beginning of the year	535	475
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(7)	(14)
Cash and cash equivalents at end of the period	697	535

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	For the year ended December 31, 2023
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	619	73	-	-	692
Depreciation and amortization	66	25	-	-	91
Financing income	6	6	-	27	39
Financing expenses	(48)	(17)	-	(1)	(66)
Losses related to ZIM	-	-	(1)	-	(1)
Share in profit/(loss) of associated companies	-	66	(266)	-	(200)
Profit/(loss) before taxes	49	17	(267)	15	(186)
Income tax expense	(14)	(5)	-	(6)	(25)
Profit/(loss) for the period	35	12	(267)	9	(211)
Adjusted EBITDA	157	147	-	(10)	294

	For the year ended December 31, 2022
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	517	57	-	-	574
Depreciation and amortization	(47)	(16)	-	-	(63)
Financing income	10	25	-	10	45
Financing expenses	(42)	(7)	-	(1)	(50)
Gains related to ZIM	-	-	(728)	-	(728)
Share in profit of associated companies	-	85	1,033	-	1,118
Profit/(loss) before taxes	24	61	305	(2)	388
Income tax expense	(10)	(10)	-	(18)	(38)
Profit/(loss) for the period	14	51	305	(20)	350
Adjusted EBITDA	103	147	-	(11)	239

Appendix B

Summary of OPC consolidated financial information

OPC’s Consolidated Statements of Profit or Loss

	For the year ended December 31,
	2023	2022
	$ millions
Revenue	692	574
Cost of sales (excluding depreciation and amortization)	(494)	(417)
Depreciation and amortization	(78)	(57)
Gross profit	120	100
Selling, general and administrative expenses	(73)	(86)
Other income, net	6	-
Operating profit	53	14
Financing expenses	(65)	(49)
Financing income	12	35
Financing expenses, net	(53)	(14)
Share in profit of associated companies, net	66	85
Profit before income taxes	66	85
Income tax expense	(19)	(20)
Profit for the period	47	65

Attributable to:
Equity holders of the company	40	50
Non-controlling interest	7	15
Profit for the period	47	65

Summary Data from OPC’s Consolidated Statement of Cash Flows

	For the year ended December 31,
	2023	2022
	$ millions
Cash flows provided by operating activities	135	63
Cash flows used in investing activities	(594)	(329)
Cash flows provided by financing activities	503	286
Increase in cash and cash equivalents	44	20
Cash and cash equivalents at end of the period	278	241

Summary Data from OPC’s Consolidated Statement of Financial Position

	As at
	December 31, 2023	December 31, 2022
	$ millions
Total financial liabilities[1]	1,530	1,163
Total monetary assets[2]	278	287
Investment in associated companies	703	652
Total equity attributable to the owners	1,061	997
Total assets	3,479	2,709

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, term deposits and restricted cash

Appendix C

Definition of OPC’s EBITDA and Adjusted EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents OPC’s Adjusted EBITDA, which is a non-IFRS financial measure.

OPC’s EBITDA is defined for each period as net profit/(loss) before depreciation and amortization, financing expenses, net, share of depreciation and amortization and financing expenses, net, included within share of profit of associated companies, net and income tax expense. OPC’s Adjusted EBITDA is defined as net profit/(loss) before depreciation and amortization, financing expenses, net, share of depreciation and amortization and financing expenses, net, included within share of profit of associated companies, net, income tax expense, changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature, other income/(expenses) and share of changes in fair value of derivative financial instruments.  EBITDA and Adjusted EBITDA are not recognized under IFRS as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA and Adjusted EBITDA as measures of OPC’s profitability since it does not take into consideration certain costs and expenses that result from OPC’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

OPC believes that the disclosure of EBITDA and Adjusted EBITDA provides useful information to investors and financial analysts in their review of the company’s, its subsidiaries’, and its associated companies’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net profit to EBITDA and Adjusted EBITDA for the periods presented. Other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the year ended December 31,
	2023	2022
	$ millions
Profit for the period	47	65
Depreciation and amortization	91	63
Financing expenses, net	53	14
Share of depreciation and amortization and financing expenses, net, included within share of profit of associated companies, net	91	83
Income tax expense	19	20
EBITDA	301	245
Changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature	5	2
Share of changes in fair value of derivative financial instruments	(2)	3
Adjusted EBITDA	304	250

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, and debt service reserves for OPC’s subsidiaries as of December 31, 2023 and December 31, 2022 (in $ millions):

As of December 31, 2023	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	OPC-Gat	CPV- Keenan	Others	Total

Debt (including accrued interest)	56	-	177	306	120	79	161	899
Cash and cash equivalents (including restricted cash used for debt service)	44	2	27	26	3	-	93	195
Derivative financial instruments for hedging principal and/or interest	-	-	10	-	-	5	(1)	14
Net debt*	12	(2)	140	280	116	73	69	688

As of December 31, 2022	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	CPV Keenan	Others	Total

Debt (including accrued interest)	527	-	190	237	88	1	1,043
Cash and cash equivalents (including restricted cash used for debt service)	166	7	16	3	1	98	291
Net debt*	361	(7)	174	234	87	(97)	752

*Net debt is defined as debt minus cash and cash equivalents and deposits and restricted cash.

Appendix E

Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents ZIM’s Adjusted EBITDA, which is a non-IFRS financial measure.

ZIM defines EBITDA for each period as (loss)/profit adjusted to exclude depreciation and amortization, financing expenses, net and income tax (benefits)/expense. ZIM’s Adjusted EBITDA is defined as (loss)/profit adjusted to exclude depreciation and amortization, financing expenses, net, income tax (benefits)/expense, impairments of assets, capital losses/(gains) beyond the ordinary course of business and expenses related to legal contingencies. Adjusted EBITDA is not recognized under IFRS as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of Adjusted EBITDA as a measure of ZIM’s profitability since it does not take into consideration certain costs and expenses that result from ZIM’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

ZIM believes that the disclosure of Adjusted EBITDA enables the comparison of operating performance between periods on a consistent basis. This measure should not be considered in isolation, or as a substitute for operating income, any other performance measure, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. In addition, non-IFRS financial measures may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Set forth below is a reconciliation of ZIM’s (loss)/profit to Adjusted EBITDA for the periods presented.

	For the year ended December 31,
	2023	2022
	$ millions
(Loss)/profit for the period	(2,688)	4,629
Depreciation and amortization	1,472	1,396
Financing expenses, net	305	109
Income tax (benefits)/expense	(128)	1,398
EBITDA	(1,039)	7,532
Impairment of assets	2,063	-
Capital losses/(gains) beyond the ordinary course of business	20	(1)
Expenses related to legal contingencies	5	10
Adjusted EBITDA	1,049	7,541